

November 12, 2010

By U.S. Mail and facsimile to (469) 522 -4240

Mr. Gene S. Bertcher, Chief Financial Officer
First Equity Properties, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX   75234

> **Re: First Equity Properties, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Forms 10-Q for the quarters ended March 31, 2010 and June 30, 2010**
> **File No. 000-11777**

Dear Mr. Bertcher:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief